

September 6, 2011

Via Email
Corey Wiegand
President
Home Treasure Finders, Inc.
3412 West 62nd Avenue
Denver, Colorado 80221

> **Re: Home Treasure Finders, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 9, 2011**
> **File No. 333-176154**

Dear Mr. Wiegand:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that you are not a blank check company and have no plans to engage in a reverse merger with any entity in an unrelated industry. However, it still appears that you are a blank check company as defined by Rule 419 of Regulation C in view of the following:

   - Your disclosure indicates that you are a development stage company issuing penny stock.

   - You have no revenues from July 28, 2008 (inception) through June 30, 2011, no contracts or agreements with agents and have conducted little business activity other than raising initial capital and filing this registration statement.

- It appears that you have not yet commenced operations or have minimal operations.

- You completed a merger with Ambermax III Corporation, which was a blank check company with no liabilities and total assets of $12,675 in cash.

- Mr. James Wiegand is or was the president and director of numerous blank check and development stage companies.

- You have no assets, except for $6,753 in cash and $7,000 in prepaid expenses.

- You will be unable to implement your business plan without substantial additional funding.

- Your registration statement contains very general disclosure related to the nature of your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide us with a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company, and include a specific business plan for the next 12 months, including a specific timeline, milestones and estimated costs. You should also explain in detail why you believe that the cash you have in the bank, possible loans from management, together with possible investments from outside parties will be sufficient for the next year. The day to day activities disclosed on page 20 are very general and do not provide specific dates or costs. Furthermore, it appears that at least some of these activities, such as depositing referral checks and cutting buyer agent commission checks, relate to Mr. Wiegand's current business as a realtor rather than the operations of the company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

2. Throughout the filing you give the impression that you currently have operations or revenues. Please revise your disclosure to clarify that you are a development stage company with no or minimal operations and no revenues, and remove or revise all references in the filing that imply you have operations or generate revenues. For example, you make the following statements:

- "[O]ur ads run over the internet at minimal cost to us" (page 4);
- "We currently do not have any recurring revenues and have only very limited number of referral agreements completed" (page 5);
- "We are the middle man. We are both the lead source and the outsourced company that established listing agents retain in order to follow up on phone and internet leads.

We recruit and train struggling real estate buyer agents and we solicit and procure agreements with established listing agents. We offer the buyer agents hundreds of buyer and seller phone leads in return for a portion of the commissions they make upon closing the leads we send their way. We offer the listing agents a stream of income coming from the listings that they hold" (page 16);

- "The activities of our management in these areas commenced during August, 2006, when we purchased an internet marketing software program. This software program posted thousands of advertisements online each day and generated thousands of buyer and seller leads across the country. Advertising was commenced in August 2006, and we had attempted to refer 70 buyer leads by September" (page 16); and

- "We are presently selling only one home per year" (page 17).

Note that this is not meant to represent an all-inclusive list of where your disclosure should be improved.

3. We note that your references to Mr. Wiegand's title are inconsistent and, in some instances, appear to be incorrect. Please revise to be consistent and make sure to clarify whether Mr. Wiegand serves as your president and CEO, or just president.

4. Please revise your disclosure throughout your filing to clarify that stocks are quoted, as opposed to listed or traded, on OTCBB and OTCQB. By way of example, we note your references to listed and traded on pages 2, 4 and 12. Please also revise your disclosure on page 4 to clarify that there is also no guarantee that you will be quoted on the OTCQB, or disclose why you believe otherwise.

5. Please include a dilution table in your amended filing that includes the information required by Item 506 of Regulation S-K. Since your offering is being completed on a "best-efforts" basis, please ensure that your table addresses both the minimum and maximum offering scenarios discussed elsewhere in your filing.

Prospectus Cover Page

6. Please disclose under this section, the Summary on page 4 and the Plan of Distribution on page 27 the duration of the primary offering.

7. We note your disclosure that the "significant shareholders" are deemed underwriters. Please revise to specifically identify the significant shareholders. In addition to Corey Wiegand and Bristlecone Associates, LLC, please include James Wiegand and Kevin Byrne as significant shareholders, since it appears that they are also affiliates.

8. Please revise the second paragraph to state that the selling shareholders will sell their shares at a fixed price of $.10 per share until your securities are quoted on the OTCBB or QTCQB, if at all, and thereafter at prevailing market prices or privately negotiated prices. Please also clarify in the second sentence in the fourth paragraph that sales by the selling

shareholders, <u>other than the significant shareholders and the company</u>, will be made at prevailing market prices, etc.

Prospectus Summary, page 4

9. We note your statement on page 4 that you have "generated only minimal revenues from two completed referral commissions," but your financial statements do not reflect any revenues since inception, and your disclosure at the top of page 6 states that your accountant has not booked these "completed referral commissions" as sales. Please revise your statement on page 4 to be consistent with your financial statements.

10. Please file as exhibits to your next amendment the "work for share" agreements with Walt White and Jason Darymple that you reference on page 4. See Item 601(b)(10) of Regulation S-K.

11. We note your disclosure near the bottom of page for that states "Description of Private Placements. None." We further note your disclosure on the same page regarding common stock issued to Sonja Gouak. Please revise this disclosure to be consistent with your "Item 15 Recent Sales of Unregistered Securities" disclosure beginning on page 30.

Risk Factors, page 5

12. Please add a separate risk factor disclosing that Mr. James Wiegand, who is the sole officer and director of Ambermax III Corporation, the father of Mr. Corey Wiegand, and a selling shareholder, is or was the president and director of numerous blank check and development stage companies, and disclose the names of these companies. Also disclose whether any of these companies entered into a reverse merger or similar transaction or were ever successful in achieving profitability. Describe the risks associated with being a shell company with nominal assets and operations, including that you may enter into a reverse merger with a private company in an unrelated business without approval from the unaffiliated shareholders.

We have a limited operating history…, page 5

13. Please delete the last sentence under this risk factor as it only serves to mitigate the point of the risk. In this regard, we also note that this statement - that your money "in the bank" plus the "minimum proceeds [you] anticipate receiving from this IPO" will be sufficient for a maximum of one year - is inconsistent with your statement in the fourth full paragraph on page 4 which indicates that you may also need loans from management and investments from outside parties in order to have sufficient funds for the next year.

Our dependence on selling established listing agents…, page 7

14. Please expand your discussion under this subheading on page 7 to clarify the risk to investors. It also appears that there may be one or more typographical errors in this heading. Please revise.

Use of Proceeds, page 13

15. Pursuant to Item 504 of Regulation S-K, your application of proceeds table should indicate how the <u>net</u> proceeds of the offering will be utilized. Please revise your table accordingly and include language clarifying that:
    - the offering is on a "best-efforts" basis;
    - the offering scenarios presented are for illustrative purposes only, and;
    - the actual amount of proceeds, if any, may differ.

Management's Discussion and Analysis or Plan of Operation, page 14

16. Please note that financial statements will be considered false and misleading if those financial statements are prepared on the assumption of a going concern but should more appropriately be based on the assumption of liquidation. Financial statements containing audit reports that contain such going concern language should contain prominent disclosure of the registrant's viable plans to overcome such difficulties. We are unclear how your disclosed plan represents a viable plan to continue as a going concern for the next 12 months. Please advise or expand management's plans.

17. We note that your disclosure on pages 14 and 15 includes quotes from a book written by Machio Kaku, but the relevance of these quotes to your disclosure is not clear. Please note that you must present information in your prospectus in a clear, concise and understandable manner. Further, you should avoid disclosure repeated in different sections of the document that only serves to increase the size of the document. Please revise. See Rule 421 under the Securities Act of 1933.

Our present supply of listing agents and buyer agents, page 15

18. In the fourth paragraph on page 15 you discuss your inventory of "signs" but provide no context for this discussion. Please revise to provide additional context, including, but not limited to, a description of these signs and their purpose.

Our future supply of buyer agents, page 15

19. Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting the statements that you make in the first, third and fifth paragraphs of this section on page 15 regarding the background of your industry. Please also provide support for your statement in the second paragraph of this section that you "will easily recruit new and experienced agents." Please also apply this

comment to your discussion under the subheading "Real Estate Industry" beginning on page 20. If you are unable to provide support for any of these statements, please delete or revise to indicate they are your belief and explain the basis for that belief.

20. The third paragraph of this section refers to Integrated Voice Response, and that many listing agents are open to using this technology. However, you provide no context of how this relates to your planned business. Please revise. See Rule 421(b) under the Securities Act of 1933.

21. Considering that you have no revenues to date, please expand your disclosure in the fifth paragraph on page 16 to clarify how your "new business model" insures your success.

22. Please expand your disclosure to explain the basis for your statement in the last sentence on page 16 that you "anticipate greater sales volume as the economy remains in recession." We note your disclosure in the first paragraph on page 16 states that "success can likely be achieved while the real estate market is down," but you provide no empirical support for these statements.

Our Expected Cash Flow, page 17

23. Please expand your disclosure in the first paragraph of this section on page 17 to describe the "sales incentive" you have adopted to reward the sales performance of the buyer agents.

Results of Operations, page 18

24. We note that net loss disclosed in your table on page 18 for the period from inception to June 30, 2011, $99,646, is not consistent with the net loss disclosed for the same time period in the third from last paragraph on the same page, $80,256. Please revise.

25. Please disclose the nature, purpose, and amounts of material expenses incurred during the periods presented in your filing.

Liquidity and Capital Resources, page 18

26. Please expand your disclosure in the last paragraph on page 18 to provide a brief description of the Ambermax III transaction.

27. Since your offering is being completed on a "best-efforts" basis, you should discuss your plans to satisfy liquidity needs over at least the next 12 months under at least the minimum and maximum offering scenarios discussed elsewhere in your filing. If you anticipate that offering proceeds will not be sufficient to fund operations for at least the next 12 months, please discuss how management intends to finance operations.

Employees, page 22

28. Please revise your disclosure to state whether Mr. Wiegand is a full time employee. See Item 101(h)(4)(xii) of Regulation S-K. If not, please state the amount of time that Mr. Wiegand expects to dedicate to Home Treasure Finders, Inc.

Management, page 23

Directors and Executive Officers, page 23

Executive Biographies, page 23

29. Please clarify whether Mr. Wiegand is your sole director. If not, please provide the information required by Item 401 with respect to all of your directors. In this regard, we note your indication under the subheading "Director and Officer Compensation" that Kevin Byrne was issued 3,400,000 shares in exchange for $2,091 cash.

30. Please revise Mr. Wiegand's biography to briefly describe his business experience during the past five years, including the names of employers and the specific dates of employment. See Item 401(e)(1) of Regulation S-K. Please also remove those portions of Mr. Wiegand's biography that do not provide an objective background of his experience.

Director and Officer Compensation, page 23

31. Please revise the second through fourth paragraphs of this section on page 23 to clarify how these transactions constitute director and officer compensation.

Certain Relationships and Related Transactions, page 25

32. Please revise your disclosure on page 25 to explain how Mr. Wiegand was issued shares in July 2006 when the company was not incorporated until July 28, 2008 per your disclosure on page 4. Also reconcile your disclosure in this section with the disclosure in Note 1(a) to the financial statements.

Description of Securities to be Registered, page 26

Reports, page 26

33. Please tell us the basis for your statement on page 26 that after this offering you may, in your discretion, furnish unaudited quarterly financial reports. Alternatively, please revise this statement to comport with your disclosure under "Available Information" on page 29.

Plan of Distribution, page 27

34. Please describe the primary offering and identify who will sell the shares in the primary offering.

Report of Independent Registered Public Accounting Firm, page F-2

35. The report of your independent registered public accounting firm does not include a conformed signature. Please obtain a revised report from your auditors and file it with your next amendment.

Notes to the Consolidated Financial Statements, page F-7

Note 2 – Common Stock Transactions, page F-11

36. We note that you issue common stock to non-employees for good and/or services received. Please tell us and disclose if you measure the cost of such issuances based on the fair value of goods or services received or the fair value of the equity instruments issued. In doing so, clarify how you determine fair value. See ASC 505-50-30-6.

Note 4 – Related Party Transactions, page F-11

37. We note that you impute the cost of contributed services from officers and stockholders. Please tell us and disclose how you estimate the value of these contributed services in recording the related expense.

Item 14. Indemnification of Directors and Officers, page 30

38. Please expand your indemnification disclosure on page 30 to state the general effect of any statute, charter provisions, by-laws, contract or other arrangements under which any controlling persons, director or officer of the registrant is insured or indemnified in any manner against liability which he may incur in his capacity as such. See Item 702 of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page 30

39. You indicate that your unregistered securities transactions were made in reliance upon Section 406 of Regulation D. We note that there is no Section 406 of Regulation D. Please revise. In this regard, we note your disclosure in the first paragraph of page 31 that you relied upon Rule 506 of Regulation D.

40. In light of your disclosure on pages 30 and 31 that you relied on the exemption provided in Rule 506 of Regulation D with respect to your unregistered securities transactions, please tell us why it does not appear that you have filed a Form D with respect to any of the listed transactions.

Item 16. Exhibits and Financial Statement Schedules, page 31

41. We note that Exhibit 5.1 Opinion on Legality was not included with this filing. Please file your legal opinion with your next amendment.

Item 17. Undertakings, page 31

42. Please revise subparagraph (4) of your undertakings to remove and revise the references to "small business issuer." See Item 512(a)(6) of Regulation S-K.

43. Please include the undertaking required by Item 512(a)(5)(ii).

Signatures, page 33

44. Please note that Form S-1 requires two separate signature certifications. The first is to be signed by an authorized individual on behalf of the company, and the second is to be signed by your principal executive officer, principal accounting officer, principal financial officer, and at least a majority of your board of directors. You currently only have the first required certification and related signatures on behalf of the company. Please revise to provide the second certification and required signatures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

James Allegretto
Senior Assistant Chief Accountant